SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On December 13, 2023, Caesarstone Ltd. (the “Company”) issued a press release: “Caesarstone Provides Business Updates”. A copy of the press release is furnished as Exhibit 99.1 herewith.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444 and 333-251642).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Caesarstone Provides Business Updates” dated December 13, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: December 13, 2023	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary